Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-258426) and related Prospectuses of Rigel Pharmaceuticals, Inc. for the registration of (i) common stock, preferred stock, debt securities, and warrants and (ii) up to $100,000,000 of common stock that maybe be issued and sold from time to time under the sales agreement with Jefferies, LLC., and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the financial statements of Rigel Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Rigel Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst &Young LLP

San Francisco, California

March 1, 2022